UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Blue Owl Technology Finance Corp. II
_______________________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
_______________________________________________________
(Title of Class of Securities)

None
_______________________________________________________
(CUSIP Number)

June 18, 2024
_______________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
Mubadala Investment Company PJSC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,288,564.728

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,288,564.728

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,288,564.728

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 154,289,371.151 shares of Common Stock of Blue Owl Technology Finance Corp. II (the “Issuer”) outstanding as of June 18, 2024, based on information received from the Issuer.

CUSIP No. None	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
Mamoura Diversified Global Holding PJSC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,288,564.728

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,288,564.728

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,288,564.728

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 154,289,371.151 shares of Common Stock of Issuer outstanding as of June 18, 2024, based on information received from the Issuer.

CUSIP No. None	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
MIC Capital Management 85 RSC Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Abu Dhabi Global Market, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,288,564.728

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,288,564.728

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,288,564.728

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 154,289,371.151 shares of Common Stock of Issuer outstanding as of June 18, 2024, based on information received from the Issuer.

Item 1.

(a)	Name of Issuer:
Blue Owl Technology Finance Corp. II (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:
399 Park Avenue, New York, NY 10022

Item 2.

(a)	Name of Person Filing (Each, a “Reporting Person”, and collectively, the “Reporting Persons”):
(i) Mubadala Investment Company PJSC (ii) Mamoura Diversified Global Holding PJSC (iii) MIC Capital Management 85 RSC Ltd

(b)	Address of Principal Business Office or, if none, Residence:
(i) For Mubadala Investment Company PJSC:  A1 Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates
(ii) For Mamoura Diversified Global Holding PJSC:  A1 Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates
(iii) For MIC Capital Management 85 RSC:  2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(c)	Citizenship:
Please refer to Item 4 on each cover page for each Reporting Person.

(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number:
None.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned: The responses of the Reporting Persons to Items 5 through 9 of the cover pages of this Statement are incorporated herein by reference.
(b)	Percent of Class: The responses of the Reporting Persons to Item 11 of the cover pages of this Statement are incorporated herein by reference.
(c)	Number of shares as to which the person has: The responses of the Reporting Persons to Items 5 through 8 of the cover pages of this Statement are incorporated herein by reference.

All of the shares of Common Stock of the Issuer reported herein are directly held by MIC Capital Management 85 RSC Ltd (“85 RSC”).  85 RSC is a wholly owned subsidiary of Mamoura Diversified Global Holding PJSC, which is a wholly owned subsidiary of Mubadala Investment Company PJSC. Due to their relationship with 85 RSC, each of Mamoura Diversified Global Holding PJSC and Mubadala Investment Company PJSC may be deemed to indirectly beneficially own the shares of Common Stock of the Issuer held directly by 85 RSC.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mubadala Investment Company PJSC

June 19, 2024
Date /s/ Paul David Andrews

Signature
Attorney-in-Fact
Name/Title

Mamoura Diversified Global Holding PJSC

June 19, 2024
Date /s/ Paul David Andrews

Signature
Attorney-in-Fact

Name/Title

MIC Capital Management 85 RSC Ltd.

June 19, 2024
Date
/s/ Paul David Andrews

Signature
Attorney-in-Fact

Name/Title

EXHIBIT INDEX

99.1.  Joint Filing Agreement, dated as of June 19, 2024, by and among Mubadala Investment Company PJSC, Mamoura Diversified Global Holding PJSC, and MIC Capital Management 85 RSC Ltd.

99.2.  Power of Attorney, dated as of June 14, 2024, granted by Mubadala Investment Company PJSC in favor of Paul David Andrews and Sophie Alexandra Neil.

99.3.  Power of Attorney, dated as of June 14, 2024, granted by Mamoura Diversified Global Holding PJSC in favor of Paul David Andrews and Sophie Alexandra Neil.

99.4.  Power of Attorney, dated as of June 14, 2024, granted by MIC Capital Management 85 RSC Ltd in favor of Paul David Andrews and Sophie Alexandra Neil.

Exhibit 99.1

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Blue Owl Technology Finance Corp. II. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Mubadala Investment Company PJSC

June 19, 2024
Date
/s/ Paul David Andrews

Signature
Attorney-in-Fact

Name/Title

Mamoura Diversified Global Holding PJSC

June 19, 2024
Date
/s/ Paul David Andrews

Signature
Attorney-in-Fact

Name/Title

MIC Capital Management 85 RSC Ltd.

June 19, 2024
Date
/s/ Paul David Andrews

Signature
Attorney-in-Fact

Name/Title

Exhibit 99.2

POWER OF ATTORNEY

        With respect to holdings of and transactions in securities issued by Blue Owl Technology Finance Corp. II (the "Company"), the undersigned hereby constitutes and appoints the individuals named on Annex A attached hereto and as may be amended from time to time, or any of them signing singly, with full power of substitution and resubstitution, to act as the undersigned's true and lawful attorney-in-fact to:

1.
prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the United States Securities and Exchange Commission (the "SEC") a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain and/or regenerate codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Sections 16(a), 13(d), and 13(g) of the Securities Exchange Act of 1934, as amended, or any rule or regulation of the SEC;

2.	execute for and on behalf of the undersigned, Forms 3, 4, and 5 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended, and the rules thereunder;

3.	execute for and on behalf of the undersigned, Schedules 13D and 13G in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder;

4.
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

5.
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution and resubstitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorneys-in-fact substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

        The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is any Company assuming, any of the undersigned's responsibilities to comply with Sections 16 or 13 of the Securities Exchange Act of 1934, as amended.

        This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5, or Schedules 13D or 13G, with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of June, 2024.

                                   Mubadala Investment Company PJSC

                                   By:       /s/ Matthew Ryan
                                   Name:  Matthew Ryan
                                   Title:     Duly Authorized

Annex A

Individuals Appointed as Attorney-in-Fact with Full Power of Substitution and Resubstitution

1.	Paul David Andrews, date of birth 4th August 1975, British Citizen (passport number 513341351) of c/o 25 Berkeley Square, London, W1J 6HN, England
2.
Sophie Alexandra Neil, date of birth 19th December 1984, British Citizen (passport number 124946281) of c/o 22nd Floor, Al Sila Tower, Abu Dhabi Global Market, Al Maryah Island, Abu Dhabi, United Arab Emirates

Exhibit 99.3

POWER OF ATTORNEY

        With respect to holdings of and transactions in securities issued by Blue Owl Technology Finance Corp. II (the "Company"), the undersigned hereby constitutes and appoints the individuals named on Annex A attached hereto and as may be amended from time to time, or any of them signing singly, with full power of substitution and resubstitution, to act as the undersigned's true and lawful attorney-in-fact to:

1.
prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the United States Securities and Exchange Commission (the "SEC") a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain and/or regenerate codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Sections 16(a), 13(d), and 13(g) of the Securities Exchange Act of 1934, as amended, or any rule or regulation of the SEC;

2.	execute for and on behalf of the undersigned, Forms 3, 4, and 5 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended, and the rules thereunder;

3.	execute for and on behalf of the undersigned, Schedules 13D and 13G in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder;

4.
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

5.
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution and resubstitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorneys-in-fact substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

        The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is any Company assuming, any of the undersigned's responsibilities to comply with Sections 16 or 13 of the Securities Exchange Act of 1934, as amended.

        This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5, or Schedules 13D or 13G, with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of June, 2024.

                                   Mamoura Diversified Global Holding PJSC

                                   By:       /s/ Matthew Ryan
                                   Name:  Matthew Ryan
                                   Title:     Duly Authorized

Annex A

Individuals Appointed as Attorney-in-Fact with Full Power of Substitution and Resubstitution

1.	Paul David Andrews, date of birth 4th August 1975, British Citizen (passport number 513341351) of c/o 25 Berkeley Square, London, W1J 6HN, England
2.
Sophie Alexandra Neil, date of birth 19th December 1984, British Citizen (passport number 124946281) of c/o 22nd Floor, Al Sila Tower, Abu Dhabi Global Market, Al Maryah Island, Abu Dhabi, United Arab Emirates

Exhibit 99.4

POWER OF ATTORNEY

        With respect to holdings of and transactions in securities issued by Blue Owl Technology Finance Corp. II (the "Company"), the undersigned hereby constitutes and appoints the individuals named on Annex A attached hereto and as may be amended from time to time, or any of them signing singly, with full power of substitution and resubstitution, to act as the undersigned's true and lawful attorney-in-fact to:

1.
prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the United States Securities and Exchange Commission (the "SEC") a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain and/or regenerate codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Sections 16(a), 13(d), and 13(g) of the Securities Exchange Act of 1934, as amended, or any rule or regulation of the SEC;

2.	execute for and on behalf of the undersigned, Forms 3, 4, and 5 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended, and the rules thereunder;

3.	execute for and on behalf of the undersigned, Schedules 13D and 13G in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder;

4.
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

5.
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

        The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution and resubstitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorneys-in-fact substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

        The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is any Company assuming, any of the undersigned's responsibilities to comply with Sections 16 or 13 of the Securities Exchange Act of 1934, as amended.

        This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5, or Schedules 13D or 13G, with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned ina signed writing delivered to the foregoing attorneys-in-fact.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of June, 2024.

                                   MIC Capital Management 85 RSC Ltd

                                   By:       /s/ Matthew Ryan
                                   Name:  Matthew Ryan
                                   Title:     Director

Annex A

Individuals Appointed as Attorney-in-Fact with Full Power of Substitution and Resubstitution

1.	Paul David Andrews, date of birth 4th August 1975, British Citizen (passport number 513341351) of c/o 25 Berkeley Square, London, W1J 6HN, England
2.
Sophie Alexandra Neil, date of birth 19th December 1984, British Citizen (passport number 124946281) of c/o 22nd Floor, Al Sila Tower, Abu Dhabi Global Market, Al Maryah Island, Abu Dhabi, United Arab Emirates